Exhibit 99.2

Announcement

Cable and Wireless plc notes the current speculation relating to an imminent transaction with Energis. As announced at its AGM on 22 July 2005 Cable & Wireless has approached the stakeholders of Energis, and has made a proposal to acquire Energis.

Cable & Wireless’ proposal has been recommended unanimously by the board of Energis to Energis’ stakeholders.

The acquisition proposal will not be increased in value under any circumstances and will fall away if 75 percent by value of the holders of Energis’ debt have not signed the acceptance by 5.00pm on Monday 15 August 2005. If 75 percent so accept by that date, then the proposal will become a binding legal contract.

A further announcement will be made on Tuesday 16 August 2005.

For further information

Investor Relations:
Louise Breen	Director, Investor Relations	+	44 (0)20 7315 4460
Virginia Porter	VP, Investor Relations	+	44 (0)20 7315 4066
Craig Thornton	Manager, Investor Relations	+	44 (0)20 7315 6225

Media:
Lesley Smith	Group Director Corporate & Public Affairs	+	44 (0)20 7315 4064
Steve Double	Group Head of Media Communications	+	44 (0)1344 726946
Rollo Head/	Finsbury Communications	+	44 (0)20 7251 3801
Alice Macandrew

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to www.cw.com <http://www.cw.com>.